SGB INTERNATIONAL HOLDINGS INC.
No. 25 Jia He Road, Xinjing Centre, Unit C2606
Siming District, Xiamen City, Fujian Province
PRC China 361000
Tel: +86-0592-6698566

October 21, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Jessica Plowgian, Attorney-Advisor
Kathleen Krebs, Special Counsel

Dear Mesdames/Sirs:

Re:	SGB International Holdings, Inc.
Amendment No. 2 to Form 8-K
Filed September 13, 2011
File No. 000-53490

          We write in response to your letter dated September 29, 2011 (the “Comment Letter”). Our responses are numbered in a manner that corresponds with your comments as set out in the Comment Letter. We are also providing a blacklined copy of the Company's further amended Form 8-K (the “Form 8-K/A Amendment No. 3”) reflecting the changes from the Form 8-K/A Amendment No. 2. The page numbers in this letter refers to the clean copy of the Form 8-K/A Amendment No. 3 filed with the Securities and Exchange Commission, not the blacklined copy of the Form 8-K/A Amendment No. 2.

Corporate Structure, page 8

1.

We note your response to comment three from our letter dated August 16, 2011; however, the requested revisions do not appear in the chart on page eight. Please revise your disclosure to reflect Mr. Lin Longwen’s ownership of the company’s shares.

Response: We have correct the chart on page 8 to ensure that Mr. Lin Longwen’s ownership of the company’s shares is reflected.

Our Mining Operations, page 12

2.

Please disclose whether you intend to apply for an increase in your annual production rate, what production rate you have requested, what is involved in making such a request, what factors are considered by the governmental authority in approving an increase, and the costs involved in such process. In addition, please explain why your prior and new permits limit your annual production rate to 90,000 t/a. In this regard, disclose whether this is the production amount you sought or whether you sought a larger rate and the relevant authorities authorized a smaller amount.

Response: We have added the disclosure as requested. Please see page 14.

Permits, page 14

3.

Please revise the footnote to this table to reflect the fact, if true, that the scope of Wardrop’s work was limited to the area covered by one of your existing permits. The footnote currently references “the current valid mining permit.”

Response: We have revised the footnote as requested. Please see page 15.

Growth Strategy, page 14

4.	We note your disclosure that you anticipate updating the NI 43-101 report in May 2011. Please revise your disclosure to reflect the status of this updated report.

Response: We have added the disclosure as requested. Please see page 14.

Environmental, Health and Safety Approvals, page 16

5.

Please revise your disclosure to clarify whether the recent approval of your mining permit for the 6.8 km2 area evidenced inspection and acceptance of the same four disciplines discussed on page 17 with respect to your initial mining permit for 5.7 km2 .

Response: We have revised our disclosure to clarify as requested. Please see page 17.

6.

We note your response to comment 14 from our letter dated August 16, 2011 as well as your statement on page 17 that “[t]he approval and inspection occurred in the area covered by our mining permits.” Please expand your disclosure to clarify which approval and inspection you are referencing and confirm, if true, that these approvals and inspections also cover the area covered by your new mining permit received in May 2011.

Response: We have revised our disclosure to clarify as requested. Please see page 17.

7.	We note your response to comment 15 from our letter dated August 16, 2011. Please disclose whether there is a written contractual arrangement with respect to these payments.

Response: We have revised our disclosure to state that there is a written contractual arrangement between Yongding Shanzhai and the villagers. Please see page 17.

8.	We note your response to comment 16 from our letter dated August 16, 2011. It appears that you omitted part of the last sentence in the first paragraph on page 17. Please revise.

Response: We have completed the omitted part of the last sentence as indicated. Please see page 17.

Regulations of Taxation, page 28

9.	Please disclose the duration of your agreement with the Coal Management Authority with respect to the amount of VAT you owe per ton of coal.

Response: We have included the disclosure as requested. Please see page 28.

Regulations on Foreign Exchange, page 28

10.	Revise your disclosure to identify the business scope of Yongding Shangzhai.

Response: We have included the disclosure as requested. Please see page 29.

Notice Concerning Foreign Exchange Controls..., page 29

11.

We note your response to comment 26 from our letter dated August 16, 2011. Please revise your disclosure to state, if true, that the coal from your mines is considered “non- special coal” for the purposes of the Guidance Catalogue of Industries for Foreign Investment.

Response: We have included the disclosure as requested. Please see page 30.

12.

Please tell us whether your Chinese legal counsel has provided you with a legal opinion with respect to the issues discussed in this section. If it has, please supplementally provide us with a copy of the legal opinion.

Response: We have received a legal opinion from our Chinese legal counsel with respect to the issues discussed in the section entitled “Notice Concerning Foreign Exchange Controls on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles”. We file supplementally at the end of this letter a copy of the English translation and the Chinese version of the legal opinion.

Risk Factors, page 30

“Our management team does not have North American public company experience...,” page 37

13.

We note your response to comment 28 from our letter dated August 16, 2011 as well as your disclosure that Mr. Yeo works for a Singapore Main Board listed company. Please disclose whether any of your other officers or directors has experience with public companies.

Response: We have included the disclosure as requested. Please see page 38.

Results of Operations of Yongding Shangzhai (Unconsolidated), page 41

14.

We note your disclosure on page 42 that you expect to be advised of the total fees payable for issuance of the new mining permit by the government authority before December 2011. Please disclose management’s estimate of this amount. To provide context, disclose the terms of past postponements of the company’s mining permit fees that Fujian Provincial Department of Land and Resources Mining Development Bureau has consented to in the past.

Response: We have included the disclosure as requested. Please see page 43.

Results of Operations of Dragon International, page 45

15.

We note your response to comment 32 from our letter dated August 16, 2011. Please expand your disclosure to address the anticipated timeline for opening the two remaining tunnels that have not yet been completed.

Response: We have expanded our disclosure as requested. Please see pages 42 and 45.

Cash Requirements, page 48

16.

We note your response to comment 35 from our letter dated August 16, 2011. Please disclose the material terms of these loans, including the dates of the loans, the interest rates and the amounts outstanding under each loan in U.S. dollars.

Response: We have included the disclosure as requested. Please see page 43.

Thomas Tze Khern Yeo, page 51

17.

We note your response to comment 37 from our letter dated August 16, 2011. Please revise your disclosure to identify the business activities of Sunshine Holdings Limited and the date when Sunshine Holdings Limited announced its proposed diversification into the commodities, minerals and resources business. If both Sunshine Holdings and your company are involved in the development and operation of mines, address the extent to which the company expects that there will be conflicts of interest between the two entities and address how that will impact the company. We note your disclosure that you expect Mr. Yeo will follow the provisions in the Business Corporations Act (British Columbia) relating to conflicts of interest, provide notice to your board of directors of any conflict arising from his involvement with Sunshine Holdings Limited and will refrain from participating in decision making in any transactions that may have a conflict of interest. Disclose whether these are only the company’s expectations or whether the company has any written policies and procedures regarding conflicts of interest that would apply to Mr. Yeo. Disclose the material terms of the provisions in the Business Corporations Act (British Columbia) relating to conflicts of interest, as well as the material terms of any written policies or procedures of the company.

Response: The company has decided to adopt a conflict of interest policy. We attach a copy of the company’s conflict of interest policy as an Exhibit to the Form 8-K.

Exhibit 99.5 Pro Forma Financial Statements

18.	Provide the pro forma income statement for the interim period ended March 31, 2011. Pro forma income statements should be presented for the latest fiscal year and interim period.

Response: We have included the pro forma income statement for the interim period ended March 31, 2011.

     Should you have any questions regarding the above noted responses, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attention: L.K. Larry Yen, at 604.891.7715.

Yours truly,

SGB INTERNATIONAL HOLDINGS INC.

/s/ Xin Li
Xin Li
Chief Executive Officer and Director

Schedule "A"

Hubei Yunkai Zhengtai Law Firm

Legal Opinion

(2011)EYLYZ No. 110510

To: SGB International Holdings Inc.

And To: Clark Wilson LLP

Yongding Shangzhai Coal Mine Co., Ltd.:

Hubei Yunkai Zhengtai Law Firm is entrusted by Yongding Shangzhai Coal Mine Co., Ltd. ("**Shangzhai Company**") and appointed Lawyer LUO, Degang to carry out the due diligence and give legal opinions on listing overseas by reviewing and verifying the relevant documents. We provide our legal opinions as follows:

I. Shangzhai Compnay is a Taiwan, Hong Kong & Macao Owned Limited Liability Company that was approved by Fujian Provincial Administration of Industry and Commerce on March 9, 2011 in accordance with the laws of China. The shareholder (founder) is Dragon International Resources Group Co. Limited. The registration number is 350000100007198. The company was originally established on August 4, 2005. It was a Domestic Private Limited Liability Company before making the change. Current operating validity is from August 4, 2005 to August 3, 2035. The scope of its business is coal mining, coal production (all of the above is limited to Shangzhai jointly operated mines owned by Shangzhai Company. It doesn't include any specialty coal exploration and mining). The name of Shangzhai Company's industry sector is coal mining and coal washing. The registered capital is RMB 1 Million Yuan, equivalent to US$142,000. Foreign investor subscribed for RMB 1 Million Yuan, equivalent to US$142,000.

After Shangzhai Company was registered on August 4, 2005, it obtained the "Mining License of The People's Republic of China" on April, 2006 from Fujian Provincial Department of Land and Resources (valid until April 2016), the "Coal Production License" (valid until December 1, 2031) on December 18, 2008 from Fujian Provincial Economic and Trade Commission, and on November 10, 1008 received the "Safety Production License" (valid until December 14, 2011) from Fujian Province Coal Mine Safety Supervision Administration. The primary responsible person for the coal production is Huang Peifeing, who has a Coal Mine Manager Certificate issued by National Coal Mine Safety Supervision Administration. He also obtained a Safety License.

According to the law of China, Shangzhai Company is a solely foreign-owned enterprise that has legal business operating right. The requirements for annual inspection of this company have all been met.

II. Merger and acquisition between Yongding Shangzhai Coal Mine Ltd. and Dragon International Resources Group Co. Limited.

1. No legal barriers to principal qualification of merger and acquisition

Dragon International Resources Group Co. Limited is a private company (foreign-owned Enterprise) registered on October 5, 2010 under the law of Hong Kong Special Administrative Region of the People's Republic of China. The registered capital is 10,000,000 Hong Kong Dollar. The share value is 1.00 Hong Kong Dollar per share. Tik Li was the sole shareholder.

For business reasons, there was only one change made before the date of this legal opinion to the share structure of Dragon International Resources Group Co. Limited which took place on March 30, 2011. The transferor was Tik Li, unit 4, 7th floor, Bright Way Tower, 33 Mongkok Road, Kowloon, Hong Kong. The transferee was Longwen Lin, Occupation: Businessman, unit 4, 7th floor, Bright Way Tower, 33 Mongkok Road, Kowloon, Hong Kong. The transferor Tik Li considered that Lin Wenlong paid the transferor 9.4 million Hong Kong dollars, so she transferred 9.4 million shares to the transferee. All the shares were recorded into the registration book of Dragon International Resources Group Co. Limited. Both parties signed the assignments and issued transfer notices and purchase notice respectively.

Yongding Shangzhai Coal Mine Ltd. is a private limited liability company (domestic enterprises) registered on August 4th, 2005 under the Law of the People of Republic of China.

The above-mentioned company continues its legal existence. There are no circumstances that appear and show that the company would be dissolved or terminated.

2. The important elements in the merger and acquisition are legal.

According to "Company Law of the People's Republic of China", "Regulations of the People's Republic of China on Administration of Registration of Companies", "Law of the People's Republic of China on Foreign-Capital Enterprises", "Regulations for Merger with and Acquisition of Domestic Enterprises by Foreign Investors", "Decree of the State Development and Reform Commission, the Ministry of Commerce

of the People's Republic of China" by the Ministry of Commerce of the People's Republic of China and relevant regulations, the above-mentioned company completed corresponding legal paperwork during the procedure of merger and acquisition.

(1) On October 12, 2010, the Board of Dragon International Resources Group Co. Limited passed a written resolution: the company has decided to acquire the shares of Shangzhai Company and fully authorized Mr. Longwen Lin (China resident identity card number: 350583196008179) to sign and carry out all the relevant documents and related matters. All the relevant documents signed by Mr. Longwen Lin are valid. This resolution is signed by the sole director Tik Li of Dragon International Resources Group Co., Limited. Documents written by a Chinese appointed notary and Hong Kong Lawyer Yongyi Xiao can be evidences.

(2) On November 1, 2010, Shangzhai Company held a shareholders' meeting and made a board resolution regarding to the merger and acquisition by a foreign company. It resolved that shareholders Lin Chuanzhen, Wensi Lin, Qingdong Shi will transfer their shares to Dragon International Resources Group Co. Limited by 50%、25%、25% respectively. All the shareholders will give up the right of preemption while transfer their shares. Dragon International Resources Group Co. Limited shall make payment in a full amount to Shangzhai Company within three months of the date of issuance of a new business license. The specific matters related equity acquisition and the transfer of credit and debt should be executed upon the "acquisition agreement" signed by the parties. Company nature will be changed from a domestic company to a solely foreign-owned enterprise. The total equity investment and registered capital is RMB 1 Million Yuan. The resolution was signed by all the shareholders as evidence.

(3) On November 1, 2010, Dragon International Resources Group Co. Limited and all the shareholders of Shangzhai Company signed an "Yongding Shangzhai Coal Mine Ltd. Acquisition Agreement". In the agreement, it provides: shareholders of Shangzhai Company, Chuanzhen Lin, Wensi Lin, Qingdong Shi will transfer their shares to Dragon International Resources Group Co. Limited by 50%、25%、25% respectively. Dragon International Resources Group Co. Limited shall make payment in a full amount to Shangzhai Company within 3 months of the date of issuance of a new business license. After acquisition, the contribution of investors for domestic company shall be: Dragon International Resources Group Co. Limited contributing RMB 1 Million Yuan, accounting for 100% of the registered capital. All credits and debts of the domestic company will be transferred and carried on by a wholly foreign owned enterprise which is set up after equity merger and acquisition. Shareholders of Shangzhai Company, Chuanzhen Lin, Wensi Lin, Qingdong Shi, represent that all the shares transferred to Dragon International Resources Group Co. Limited are domestic paid up assets. They legally owned these shares and have full right for their disposal. These shares are not subject to any mortgage, pledge or guarantee and they are free from any third party claims. Any liabilities or responsibilities resulting as a consequence thereof shall be borne by the shareholders of Shangzhai Company, Chuanzheng Lin, Wensi Lin, and Qingdong Shi. The agreement was signed and witnessed by the sole director of Dragon International Resources Group Co. Limited, Tik Li, and by Shangzhai Company shareholders, Chuanzheng Lin, Wensi Lin, and Qingdong Shi.

(4) On November 1, 2010, the original shareholders of Shangzhai Company and its new investor established "Workers' Resettlement Plan for Yonding Shangzhai Coal Mine Ltd." with regard to its employees' resettlement issues. The "Workers' Resettlement Plan for Yongding Shangzhai Coal Mine Ltd." stipulates the following: 1. All of original employees of the domestic enterprise shall remain working in the foreign-invested enterprise after the acquisition. Their Employment Contracts shall remain in force; 2. The salaries, benefits and subsidies of original employees remain unchanged, and they shall be appropriately increased according to the economic development of the society. This agreement is signed by the sole director of Dragon International Resources Group Co., Limited, Tik Li, and by the shareholders of Shangzhai Company, Chuanzheng Lin, Wensi Lin and Qingdong Shi.

(5) On November 1, 2010, the acquiring company revised the original Articles of Shangzhai Company.

(6) On October 25, 2010, all the shareholders of Shangzhai Company submitted the "Application for Equity Merger by Oversea Investors" to the Administration for Industry and Commerce of Fujian Province.

(7) On November 8, 2010, Shangzhai Company submitted the "Application Report to Change Yongding Shangzhai Coal Mine Ltd. to a Foreign-Invested Enterprise" to Yongding Foreign Trade and Economic Cooperation Bureau.

(8) On December 23, 2010, the Department of Foreign Trade and Economic Cooperation of Fujian Province issued FFEC[2010] No.472 document, "The Approval and Response Regarding the Application of Merger and Establishing a Foreign-Invested Enterprise, Yongding Shangzhai Coal Mine Ltd., by the Department of Foreign Trade and Economic Cooperation of Fujian".

(9) On December 21, 2010, the Economic and Trade Commission of Fujian Province issued the letter, FET Energy[2010] No. 1030, "The Reply Regarding Fujian Yongding Shangzhai Coal Mine's Application for its Equity Acquisition by Foreign-Invested Enterprise from the Economic and Trade Commission of Fujian".

(10) In December 2010, Shangzhai Company received the "Certificate of Approval for Establishment of Enterprise with Investment of Taiwan, Hong Kong, Macao and Overseas Chinese in the People's Republic of China".

(11) According to the Shareholders' Meeting Resolution of Shangzhai Company on November 1, 2010 and the content of Merger Agreement reached on November 1, 2010, as of February 21, 2011, the original shareholders, Chuanzheng Lin, Wensi Lin and Qingdong Shi had received payment transferred from the new shareholder, Dragon International Resources Group Co., Limited. This matter is evidenced by the FCA [2011] No. 161 Capital Verification Report and Detailed Illustration of Paid-In Registration Capital issued by Fujian Chenxing Certified Public Accountants Ltd., the Remittance Advice Note issued by China Construction Bank, and the receipt voucher kept by each of original shareholders.

This merger action was competed by voluntary equity transfer agreement between Dragon International Resources Group Co., Limited and all of the shareholders of Shangzhai Company. The merger did not concern the benefits or interests of any third party, nor did it need the approval by any third party. In addition, the merger procedure, qualification, conditions, and methods did not conflict with the laws of the People's Republic of China, satisfying the relevant provisions in Decree No. 10, Year 2006, "Regulations for Merger with and Acquisition of Domestic Enterprises by Foreign Investor" and "Catalogue of Encouraged Foreign Investment Industries" issued by the following six ministries and administrations including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry & Commerce, China Securities Regulatory Commission, and the State Administration of Foreign Exchange.

III. The Acquisition by SGB International Holdings Inc. of Dragon International Resources Group Co. Limited is not subject to "Regulations for Merger with and Acquisition of Domestic Enterprises by Foreign Investors" and other relevant provisions on the takeover of domestic enterprises by foreign investors.

1. The acquisition by SGB International Holdings Inc. of Dragon International Resources Group Co. Limited is not subject to "Regulations for Merger with and Acquisition of Domestic Enterprises by Foreign Investors"

According to Article II of "Regulations for Merger with and Acquisition of Domestic Enterprises by Foreign Investors" (the Ministry of Commerce Order No. 6 of 2009) (hereinafter referred to as the "Regulations"): "Merger with and acquisition of domestic enterprises by foreign investors" in terms of these Regulations means a foreign investor purchases the stock right of a shareholder of a non-foreign-invested enterprise in China (domestic company) or capital increase of a domestic company so as to convert and re-establish a domestic company as a foreign-invested enterprise (equity merger and acquisition); or, a foreign investor establishes a foreign-invested enterprise and purchases and operates the assets of a domestic enterprise by the agreement of that enterprise, or, a foreign investor purchases the assets of a domestic enterprise by agreement and uses this asset investment to establish a foreign-invested enterprise and operate the assets (Asset Merger and Acquisition)." As mentioned in Item No.1 in this legal opinion, Shangzhai Company was a legally established foreign-invested enterprise with valid existence. It was not a "domestic company" referenced in the "Regulations". Our lawyer is of the view that such action as acquisition by the U.S. company, SGB International Holdings Inc., of Dragon International Resources Group Co., Limited and thus indirectly acquire Shangzhai Company is not subject to the "Regulations".

2. Dragon International Resources Group Co., Limited is not a Special-Purpose Vehicle Company.

The "Regulations" and Provision II in the "Circular of the State Administration of Foreign Exchange on Relevant Issues concerning Foreign Exchange Administration of Financing and Return Investment Undertaken by Domestic Residents through Overseas Special-Purpose Vehicles." (FEA [2005] No. 75), (Hereinafter referred to as the "Circular"), set forth provisions regulating special-purpose vehicle companies. According to Article No. 39 of the "Regulation", "A 'special-purpose vehicle company' refers to an overseas company directly or indirectly controlled by a domestic company or Chinese natural person to realize the interests of a domestic company actually owned by the aforesaid domestic company or Chinese natural person by means of overseas listing"; according to Provision No. 1 of the "Circular", "A 'special-purpose vehicle company' as mentioned in this "Circular" shall refer to an overseas enterprise directly established or indirectly controlled by a domestic resident legal person or domestic resident natural person for the purpose of engaging in stock right financing (including convertible bond financing) abroad with the enterprise assets or interests it/he holds inside China." Item II of this Legal Opinion has already stated that Tik Li is not a Chinese domestic resident legal person or a domestic resident natural person. In addition, Longwen Lin is not the

湖北云开正泰律师所
法律意见书

（2011）鄂云律意字 110510 号

To: SGB International Holdings Inc,

And To: Clark Wilson LLP

永定县上寨煤矿有限公司：

湖北云开正泰律师事务所接受永定县上寨煤矿有限公司（以下称上寨公司）委托，指派罗德刚律师，就上寨公司境外上市提供的有关文件和事实进行核查和验证作尽职调查，提出以下法律意见：

一、上寨公司是依照中华人民共和国法律，经福建省工商行政管理局于 2011 年 3 月 9 日核准的（台港澳法人独资）有限责任公司，股东（发起人）汇龙国际资源集团有限公司（香港），注册号：350000100007198。上寨公司原成立于 2005 年 8 月 4 日，企业变更前属内资民营有限责任公司。现其经营期限为 2005 年 8 月 4 日至 2035 年 8 月 3 日；其经营范围是煤的地下开采、煤炭生产（以上仅限上寨公司上寨联办矿，且不含特殊和稀缺煤种勘查，开采）。其行业名称为：煤炭开采和洗选业。注册资本：人民币 100.00 万元，折美元：14.200000 万元；外方认缴：人民币 100.00 万元，折美元：14.200000 万元。

上寨公司自 2005 年 8 月 4 日成立后，于 2006 年 4 月取得了福建省国土资源厅颁发的《中华人民共和国采矿许可证》（有效期至 2016 年 4 月）；于 2008 年 12 月 18 日取得了福建省经济贸易委员会颁发的《煤炭生产许可证》（有效期至 2031 年 12 月 1 日）；于 2008 年 11 月 10 日取得了福建省煤矿安全监察局颁发的《安全生产许可证》（有效期至 2011 年 12 月 14 日）。其煤矿生产第一线主要负责人黄培峰具有国家煤矿安全监察局的煤

CW4754538.1

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矿矿长资格证；获得了安全证书。

依照中国法律，上寨公司是合法经营存续的外商独资有限责任公司主体，企业年度检查全部合格。

二、上寨公司被（香港）汇龙国际资源集团有限公司并购的情况。

1、并购主体资格没有法律障碍。

（香港）汇龙国际资源集团有限公司是2010年10月5日，依照中国香港特别行政区法律注册成立的私人公司（外资企业），注册资本为10000000港币，每股面值为1.00港币，公司唯一股东李迪。

2011年3月30日，根据业务需要，（香港）汇龙国际资源集团有限公司股权发生并截止本意见书出具之日止唯一变更。转让人李迪，香港九龙旺角道33号凯途发展大厦7楼4单元，受让人林龙文，职业：商人，香港九龙旺角道33号凯途发展大厦7楼4单元。转让人李迪考虑到受让人林龙文给付共计9，400，000港币，谨转让给受让人9，400，000认购股份，股票计入（香港）汇龙国际资源集团有限公司登记簿，双方签署了转让书，各自出具了出让通知和购买通知。

上寨公司是2005年8月4日，依照中华人民共和国法律注册成立的民营有限责任公司（内资企业）。

上述公司合法存续，并没有需要解散或终止的情形出现。

2、并购形式要件合法。

依照《中华人民共和国公司法》、《中华人民共和国公司登记管理条例》、《中华人民共和国外资企业法》，中华人民共和国商务部《关于外国投资者并购境内企业的规定》及《外商投资产业指导目录》等相关规定，上述公司在并购公司企业中完成了相应的法律文件手续。

（1）2010年10月12日，（香港）汇龙国际资源集团有限公司董事会书面决议：本公司决定在福建省收购上寨公司股权，并全权委托林龙文先生（中国居民身份证号：350583196008080179）代表本公司签署相关文

CW4754538.1

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件及办理一切相关事宜，受委托人代表本公司所签署收购事宜的相关文件均为有效。此书面决议有（香港）汇龙国际资源集团有限公司唯一董事李迪签字，有中国委托公证人及香港律师萧詠仪的证明文件为证。

（2）2010年11月1日，上寨公司召开了股东会，就本公司由外商并购事宜形成决议，同意公司股东林传争、林文思、施庆东分别将其持有的上寨公司50%、25%、25%的股权全部转让给（香港）汇龙国际资源集团有限公司；各股东均放弃股权转让时各自所享有的优先购买权。（香港）汇龙国际资源集团有限公司应自上寨公司变更营业执照签发之日起三个月内一次性支付全部对价，股权并购具体事宜及公司债权债务的处理按转让各方签订的《股权并购协议》执行。公司原内资企业性质变更为外商独资企业，股权并购后公司投资总额、注册资本均为100万元人民币。该决议由全体股东签字为证。

（3）2010年11月1日，（香港）汇龙国际资源集团有限公司与上寨公司全体股东签署了《永定县上寨煤矿有限公司股权并购协议》。并购协议约定：上寨公司股东林传争、林文思、施庆东将其持有的公司50%、25%、25%的股权转让给（香港）汇龙国际资源集团有限公司；（香港）汇龙国际资源集团有限公司应自境内公司变更营业执照签发之日起三个月内一次性支付全部对价；③股权并购后，境内公司投资者出资情况为：（香港）汇龙国际资源集团有限公司出资100万元人民币，占注册资本的100%；④境内公司的债权债务由股权并购后变更设立的外资企业承继，（香港）汇龙国际资源集团有限公司按外资企业的公司新章程规定享有权利和承担义务；⑤上寨公司股东林传争、林文思、施庆东保证所转让给（香港）汇龙国际资源集团有限公司的股权是其在境内的真实出资，是其合法拥有的股权，其拥有完全的处分权。转让的股权没有设置任何抵押、质押或担保，不受任何第三人的追索。否则由上寨公司股东林传争、林文思、施庆东共同承担由此引起的所有责任。该协议由（香港）汇龙国际资源集团有

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限公司唯一董事李迪签字和上寨公司股东林传争、林文思、施庆东签字为证。

（4）2010年11月1日，上寨公司原股东与新投资者就职工安置问题达成《永定县上寨煤矿有限公司职工安置计划》。《永定县上寨煤矿有限公司职工安置计划》约定：①原内资企业所有职工全部留在并购后设立的外资企业工作，劳动合同继续有效；②原有职工享受的工资、福利和津贴等保持不变，并视社会经济发展予以适当增加。该协议由（香港）汇龙国际资源集团有限公司唯一董事李迪签字和上寨公司股东林传争、林文思、施庆东签字为证。

（5）2010年11月1日，并购公司对原上寨公司章程进行了修订。

（6）2010年10月25日，上寨公司全体股东向福建省工商行政管理局提出了外国投资者股权并购境内企业的申请。

（7）2010年11月8日，上寨公司向永定县外经贸局提出了《永定县上寨煤矿有限公司关于申请企业变更为外商投资企业的报告》。

（8）2010年12月23日，福建省对外贸易经济合作厅下发了闽外经贸资[2010]472号《福建省对外贸易经济合作厅关于并购设立外资企业永定县上寨煤矿有限公司的批复》。

（9）2010年12月21日，福建省经济贸易委员会下发闽经贸函能源[2010]1030号《福建省经济贸易委员会关于永定县上寨煤矿有限公司申请股权由外资收购有关问题的复函》。

（10）2010年12月，上寨公司获得中华人民共和国台港澳侨投资企业批准证书。

（11）按照上寨公司2010年11月1日股东会决议和2010年11月1日并购协议内容，截至2011年2月21日止，原股东林传争、林文思、施庆东已收到新股东（香港）汇龙国际资源集团有限公司的转让款。该事项有福建辰星有限责任会计师事务所于2011年2月21日出具的闽辰所验字

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[2011]第 161 号验资报告及验资事项说明和中国建设银行汇入汇款通知书、各股东收据为凭。至此，并购程序完成。

本次并购是（香港）汇龙国际资源集团有限公司与原上寨公司全体股东自愿协议股权转让，不涉及任何第三方的利益，不需要获得任何第三方的同意，其并购程序、资质、条件、方式与中国法律不相抵触，符合我国商务部、国务院国有资产监督管理委员会、国家税务总局、国家工商行政管理总局、中国证券监督管理委员会、国家外汇管理局等六部委令 2006 年第 10 号《关于外国投资者并购境内企业的规定》及《外商投资产业指导目录》等相关规定。

三、美国 SGB International Holdings Inc,收购（香港）汇龙国际资源集团有限公司的行为不适用《关于外国投资者并购境内企业的规定》等外资并购境内企业的相关规定。

1`、美国 SGB International Holdings Inc,收购（香港）汇龙国际资源集团有限公司不适用《关于外国投资者并购境内企业的规定》。

根据《关于外国投资者并购境内企业的规定》（商务部令 2009 年第 6 号）（以下简称"《规定》"）第二条："本规定所称外国投资者并购境内企业，系指外国投资者购买境内非外商投资企业（以下称"境内公司"）股东的股权或认购境内公司增资，使该境内公司变更设立为外商投资企业（以下称"股权并购"）；或者，外国投资者设立外商投资企业，并通过该企业协议购买境内企业资产且运营该资产（以下称"资产并购"）。根据本意见第一条所述，上寨公司系合法设立并有效存续的外商投资企业，并非《规定》所指的"境内公司"，本所律师认为美国 SGB International Holdings Inc,收购（香港）汇龙国际资源集团有限公司进而间接收购上寨公司的行为并不适用《规定》

2、（香港）汇龙国际资源集团有限公司不属于特殊目的公司

《规定》及《国家外汇管理局关于境内居民通过境外特殊目的公司融

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资及返程投资外汇管理有关问题的通知》（汇发[2005]75号）（以下简称“通知”）对特殊目的公司做出规定。根据《规定》第三十九条：“特殊目的公司系指中国境内公司或自然人为实现以其实际拥有的境内公司权益在境外上市而直接或间接控制的境内公司”；《通知》第一条：“本通知所称“特殊目的公司”，是指境内居民法人或境内居民自然人以其持有的境内企业资产或权益在境外进行股权融资（包括可转换债融资）为目的而直接设立或间接控制的境外企业”。本意见书第三条已述，李迪并不是中国境内居民法人或境内居民自然人，另林文龙并不是实际拥有境内公司权益之境内居民自然人，其所设立的（香港）汇龙国际资源集团有限公司不属于《规定》及《通知》中所规定的特殊目的公司。

综上，本所律师认为，美国SGB International Holdings Inc,收购（香港）汇龙国际资源集团有限公司的行为并不涉及《关于外国投资者并购境内企业的规定》等外资并购境内企业的中国有关法律法规，并不需要报请中国证监会、商务部、外汇管理局或其他主管部门的审批或备案程序。

四、为出具本法律意见书，本律师特作如下声明：

本意见书系依据本意见书出具之日前已发生或存在的事实，截至出具本意见书之日是所适用的中国法律、法规和规范性文件的规定而出具。

此意见

湖北云开正泰律师事务所

律师

二〇一一年五月十日

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